SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagelford Energy Inc. Insider Report for Eric Johnson dated September 10, 2010 as filed with the Ontario Securities Commission on September 10, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 13, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM  1
FORM 55-102F6 INSIDER REPORT (See instructions on the back of this report)
Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)							-BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)			BOX 4. JURISDICTION(S) WHERE THE
ISSUER IS A REPORTING ISSUER
EAGLEFORD ENERGY INC.							FAMILY NAME OR CORPORATE NAME			OR THE EQUIVALENT
JOHNSON
GIVEN NAMES
							ERIC EDWIN			☐ ALBERTA	☒ ONTARIO
BOX 2. INSIDER DATA							NO.	STREET	APT
							P.O. BOX	100-164		☐ BRITISH COLUMBIA	☐ QUÉBEC
RELATIONSHIP(S) TO REPORTING ISSUER							CITY
				DD	MM	YY	SUNSET BEACH			☐ MANITOBA	☐ SASKATCHEWAN
7			DATE OF LAST				PROV		POSTAL CODE
			REPORT FILED				CALIFORNIA		90742	☐ NEW BRUNSWICK	☐ UNITED STATES
			OR				BUSINESS TELEPHONE NUMBER
CHANGE IN			IF INITIAL REPORT,				714 - 658 - 0984 EXT CHANGE IN NAME,			☐ NEWFOUNDLAND	☒ NASDAQ
RELATIONSHIP			DATE ON WHICH	DD	MM	YY	BUSINESS FAX NUMBER ADDRESS OR
FROM LAST	☐ YES	☒ NO	YOU BECAME AN				60; TELEPHONE NUMBER			☐ NOVA SCOTIA	☒ SEC
REPORT			INSIDER	31	08	10	818 - 762 - 9023 FROM LAST REPORT		☐ YES ☒ NO

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS  A  D  E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE			NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DD	MM	YY
COMMON SHARES	1,128,094								☐	1,128,094	1
COMMON SHARES	1,128,094								☐	1,128,094	2	Gottbetter & Partners, LLP in trust for Eric Johnson – See Remarks
WARRANTS	564,047								☐	564,047	1
WARRANTS	564,047								☐	564,047	2	Gottbetter & Partners, LLP in trust for Eric Johnson – See Remarks
									☐

ATTACHMENT                    ☐   YES            ☒   NO
BCSC 55-102F6 Rev. 2008 / 6 / 13         VERSION FRANCAISE DISPONIBLE SUR DEMANDE

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE          ☒ ENGLISH   ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Warrants and shares held in Escrow pending NI 51-101 Report indicating minimum of 100,000 proven BOE reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease. The shares are subject to a 12 month lock-up agreement dated August 31, 2010 to be released according to the provisions of such Agreement.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE		DD	MM	YY
ERIC EDWIN JOHNSON	/s/ Eric Edwin Johnson	DATE OF THIS REPORT	10	09	10